

June 10, 2024

James O. Donnelly
President and Chief Executive Officer
Norwood Financial Corp
717 Main Street
Honesdale, PA 18431

Re: Norwood Financial Corp
Registration Statement on Form S-3
Filed May 22, 2024
File No. 333-279619

Dear James O. Donnelly:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed May 22, 2024

Risk Factors, page 5

1. Please provide a discussion of the material factors that make an investment in the registrant or offering speculative or risky, and concisely explain how each risk affects the registrant or the securities being offered. Alternatively, provide an analysis as to why you believe risk factor disclosure is not necessary in the Form S-3 at this time. Refer to Item 3 to Form S-3 and Item 105 of Regulation S-K.

Incorporation of Certain Documents by Reference, page 34

2. Please include a hyperlink for any documents that are incorporated by reference in the Registration Statement as required by the 2015 Fixing America's Surface Transportation Act (the "FAST Act") and related rule and form requirements. In this regard, we note that you do not currently provide a hyperlink to the Form 10-K for fiscal year ended December 31, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance